Exhibit 99.1

January 17, 2017

Catalyst Shareholders and Noteholders Approve Recapitalization and Privatization Transaction

Richmond, (BC) – Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") announced today that the holders of its common shares (the "Shareholders") and PIK Toggle Senior Secured Notes due 2017 (the "Noteholders") have approved the statutory plan of arrangement (the "Arrangement") relating to the Company's proposed recapitalization (the "Recapitalization") and privatization (the "Privatization Transaction"), all as further described in the management proxy circular of the Company dated December 14, 2016.
At the special meeting of Shareholders held on January 17, 2017, the resolution authorizing the Recapitalization was approved by: (i) 99.1% of the votes cast by Shareholders present in person or represented by proxy, and (ii) 94.6% of the votes cast by Shareholders present in person or representing by proxy, excluding votes which may not be included in determining minority approval pursuant to the rules of the Toronto Stock Exchange and Multilateral Instrument 61-101 – Protection of Minority Securityholders in Special Transactions ("MI 61-101").
In addition, the resolution authorizing the Privatization Transaction was approved by (i) 98.6% of the votes cast by Shareholders present in person or represented by proxy, and (ii) 91.7% of the votes cast by Shareholders present in person or representing by proxy, excluding votes which may not be included in determining minority approval pursuant to MI 61-101.
At the special meeting of Noteholders, the resolution authorizing the Recapitalization was approved by 100% of the votes cast by Noteholders.
The completion of the Arrangement remains subject to receipt of the final order by the Supreme Court of British Columbia, the satisfaction or waiver of other customary closing conditions and, in the case of the Privatization Transaction, the receipt of discretionary exemptive orders from the Canadian securities regulatory authorities allowing Catalyst to cease to be a "reporting issuer" under applicable Canadian securities laws. Completion of the Arrangement is expected to occur in the latter part of January 2017.

About Catalyst Paper
Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes.

Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain statements in this news release, including, without limitation, the statements about the closing of the Arrangement and timing thereof, are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including that the Arrangement if further subject to court and regulatory approvals and other material conditions and factors beyond the control of Catalyst. Accordingly, there can be no assurance that any transaction referred to in such forward-looking statements will be entered into or completed. These factors should be considered carefully and the reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013